Exhibit 99.3

FreeSeas Announces Elimination of $30 million Debt

Athens, Greece, October 10, 2013 -- FreeSeas Inc. (Nasdaq CM: FREE)(“FreeSeas'' or the“Company”), a transporter of dry-bulk cargoes through the ownership and operation of a fleet of six Handysize vessels and one Handymax vessel, announced today that approval was received on October 9, 2013, by the Supreme Court of the State of New York of the terms and conditions of an exchange agreement (the “Exchange Agreement”) between FreeSeas and Crede CG III, Ltd (“Crede”), a wholly owned subsidiary of Crede Capital Group.

Mr. Ion G. Varouxakis, Chairman, President and Chief Executive Officer of the Company made the following comments: “We are pleased to announce the extinguishment of approximately $30 million of debt, representing approximately one third of the Company’s total bank debt. This transaction will result in significant gains, which are presently estimated to exceed $12 million. As a result, our balance sheet will be completely transformed, resetting us in position for future growth.”

Previously, the Company amended a settlement agreement (the “Settlement Agreement”) with Deutsche Bank Nederland N.V. (“Deutsche Bank”), and Crede became a party thereto and agreed to purchase $10.5 million of outstanding indebtedness owed by the Company to Deutsche Bank, subject to, among other things, court approval of the Exchange Agreement. As a result of the court approval, Crede will release today $10.5 million to Deutsche Bank Nederland N.V. (“Deutsche Bank”), presently held in escrow, and Deutsche Bank, upon receipt of the funds, will, in accordance with the Settlement Agreement, forgive the remaining outstanding indebtedness and overdue interest owed by FreeSeas of approximately $19.5 million in total as well as release all collateral associated with the loan, including the lifting of the mortgages over the M/V Free Maverick and the M/V Free Knight. The other $10.5 million of outstanding indebtedness will be eliminated upon consummation of the transactions contemplated by the Exchange Agreement, which will occur later today. A complete description of the Exchange Agreement and the court approval is more fully described in a 6-K Form being filed with the Securities and Exchange Commission contemporaneously herewith.

The Company is reviewing the accounting treatment of the transaction and preliminary expects to recognize a gain on extinguishment of debt during the year ending December 31, 2013. The gain, which represents the difference between the fair value of the equity interest granted by the Company and the carrying amount of the debt, is estimated to be in excess of $12 million.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Athens, Greece. FreeSeas is engaged in the transportation of drybulk cargoes through the ownership and operation of drybulk carriers. Currently, it has a fleet of Handysize and Handymax vessels. FreeSeas' common stock trades on the NASDAQ Capital Market under the symbol FREE. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, www.freeseas.gr.

FreeSeas Inc.	Page 2
October10, 2013

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as ``expects,'' ``intends,'' ``plans,'' ``believes,'' ``anticipates,'' ``hopes,'' ``estimates,'' and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact Information:

At the Company

FreeSeas Inc.

AlexandrosMylonas, Chief Financial Officer

011-30-210-45-28-770

Fax: 011-30-210-429-10-10

info@freeseas.gr

www.freeseas.gr

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